SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: August 03, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 02, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced unaudited results for the first six months of 2005 in accordance with Russian accounting standards (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99-1.
On August 02, 2005, the Company also announced the appointment of Andrey Baklykov as Chief Information Officer of the Company to replace Vadim Isotov. A copy of the corresponding news release is attached hereto as Exhibit 99-2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2005	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibits have been disclosed as part of this Form 6-K:

Exhibit Number	Description
99-1.	English translation of the press release announced unaudited results for the first six months of 2005 in accordance with Russian accounting standards (RAS).
99-2.	English translation of the news release announced the appointment of Andrey Baklykov as Chief Information Officer of the Company to replace Vadim Isotov.

Exhibit 99-1

PRESS RELEASE

ROSTELECOM REPORTS FIRST HALF 2005 RAS REVENUE GROWTH OF 8.3% AND NET PROFIT INCREASE OF 28.2%

  Revenue for the first half of 2005 amounted to RUR 19,501.4 million - a year-on-year increase of 8.3%.
  Domestic long-distance traffic rose 6.5%1 year on year. Outgoing international traffic grew by 11.8% and incoming international traffic increased 11.7%2.
  EBITDA3 for the first six months of 2005 rose 5.6% to RUR 7,735.5 million, representing an EBITDA margin of 39.7%.
  Net profit for the first six months 2005 amounted to RUR 5,661.0 million, a year-on-year increase of 28.2%.

Moscow – August 02, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced unaudited results for the first six months of 2005 in accordance with Russian accounting legislation (RAS).

In total, Rostelecom's first half 2005 revenues amounted to RUR 19,501.4 million - a year-on-year increase of 8.3%.

Domestic long-distance (DLD) traffic for the first half of 2005 totaled 4,708.0 million minutes - a 6.5% increase compared to the same period a year ago. First half 2005 DLD revenues grew by 5.5% year on year to RUR 8,936.1 million.

Outgoing international long-distance (ILD) traffic rose 11.8% to 819.5 million minutes. ILD revenues from both Russian operators and subscribers for the first six months of 2005 totaled RUR 4,443.7 million - a 2.9% increase over the first half 2004.

Incoming ILD traffic grew 11.7% year-on-year to 781.8 million minutes. Revenues from international operators for incoming ILD traffic termination decreased by 2.7% to RUR 1,971.7 million.

Total revenues from Moscow subscribers decreased 7.8% in the first half of 2005. The total amount of long distance traffic from Moscow subscribers was down 5.2% compared to the same period last year.

Rostelecom's operating expenses for the accounting period amounted to RUR 13,037.0 million. The 11.2% increase compared to the first half of 2004 is mainly due to increases in staff costs and higher payments to operators on the back of long-distance traffic growth.

Depreciation for the first six months of 2005 amounted to RUR 1,271.0 million. The increase of 22.7% compared to the same period last year is a result of significant additions of property, plant and equipment in 2004.

Thus, EBITDA for the first half of 2005 grew 5.6% year on year to RUR 7,735.5 million, representing an EBITDA margin of 39.7%.

Operating profit grew by 2.8% over the first half of 2004 and totaled RUR 6,464.5 million.

[1]	All traffic data provided in the press release is preliminary.
[2]	Incoming ILD traffic for the first half of 2004 has been revised.
[3]	EBITDA is calculated as total revenues less operating costs excluding depreciation.

The result from other operating activities for the first six months 2005 totaled RUR 1,119.1 million compared to RUR (149.4) million a year ago. This improvement is mainly due to the positive effect of the revaluation of the Company's financial investments and a sharp increase in gains from the sale of investments. Rostelecom recorded a RUR 633.7 million net revaluation gain in the first two quarters of 2005 compared to RUR 19.0 million gain a year ago. Net income from the sale of investments in the first half of 2005 - reflecting the sale of Rostelecom's interest in Telmos and a gain from the sale of bonds of the Ministry of Finance - was RUR 472.9 million compared to RUR 33.8 million for the first half of 2004. In addition, first half 2005 net interest income totaled RUR 243.2 million compared to RUR 82.9 million a year ago.

The result from other non-revenue activities for the first half 2005 amounted to RUR (172.1) million compared to RUR (255.0) million a year ago.

Rostelecom's net profit for the first six months 2005 totaled RUR 5,661.0 million - a year-on-year increase of 28.2% - representing net margin of 29.0%.

Profit and Loss Statement, RUR Million

	6 mo 2005	6 mo 2004	% change, y-o-y

Revenue	19,501.4	18,011.3	8.3%
Operating expenses	(13,037.0)	(11,724.5)	11.2%
Depreciation	(1,271.0)	(1,035.8)	22.7%
EBITDA	7,735.5	7,322.6	5.6%
Operating profit	6,464.5	6,286.8	2.8%
Results from other operating activities	1,119.1	(149.4)	n/a %

Profit (loss) from revaluation of financial investments	633.7	19.0	by a factor of 33.4
Net income from the sale of investments	472.9	33.8	by a factor of 14.0

Results from other non-sales activities	(172.1)	(255.0)	-32.5%
Profit before tax	7,411.5	5,882.4	26.0%
Profit tax	(1,750.5)	(1,466.2)	19.4%
Extraordinary items	(0.0)	(0.3)	n/a
Net Profit	5,661.0	4,415.9	28.2%

Key Ratios

	6 mo 2005	6 mo 2004

Operating margin, %	33.1%	34.9%
EBITDA margin, %	39.7%	40.7%
Net margin, %	29.0%	24.5%

Balance Sheet, RUR Million

	Jan 01, 2005	Jun 30, 2005	% change, y-o-y

ASSETS
Non-current assets, incl.	26,342.4	27,054.3	2.7%
Intangible assets	0.0	0.0	n/a
Fixed assets	18,109.8	17,912.5	-1.1%
Construction in progress	2,981.2	3,109.9	4.3%
Long-term financial investments	3,727.9	4,324.3	-16.0%
Deferred tax assets	0.0	0.0	n/a
Other non-current assets	1,523.4	1,707.5	12.1%
Current assets, incl	18,253.7	22,333.0	22.3%
Inventory	798.0	899.7	12.7%
VAT on obtained property	1,540.0	970.1	-37.0%
Accounts receivable	6,755.2	8,531.0	26.3%
Short-term financial investments	8,756.1	11,239.6	28.4%
Cash and cash equivalents	404.2	691.7	71.1%
Other current assets	0.2	1.0	by a factor of 4.6

BALANCE	44,596.1	49,387.2	10.7%

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	32,010.9	35,830.6	11.9%
Liabilities, incl	12,585.2	13,556.7	7.7%
Long-term liabilities	4,040.0	3,489.8	13.6%

Loans due more than in 12 months	3,167.6	2,587.1	-18.3%
Short-term liabilities	8,545.2	10,066.9	17.8%

Loans due less than in 12 months	1,286.5	1,216.0	-5.5%

BALANCE	44,596.1	49,387.2	10.7%

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR&PR Team
Tel.: +7 095 973 9920
Fax: +7 095 973 9977
E-mail: rostelecom@rostelecom.ru

Exhibit 99-2

NEWS RELEASE

ANDREY BAKLYKOV APPOINTED ROSTELECOM'S NEW CHIEF INFORMATION OFFICER

OJSC Rostelecom, Russia's national long-distance telecommunications operator, today announced the appointment of Andrey Baklykov as Chief Information Officer of the Company to replace Vadim Isotov, who took another job.

Up to now Andrey Baklykov has held the position of Deputy CIO supervising large-scale projects related to implementation of IT systems in the Company's business processes.

Andrey Baklykov has had significant experience in introducing IT Projects for big Russian companies including those dealing in telecommunications. Upon graduating from the Kiev Higher Military Technical College of Radio Engineering with honours he was given the qualification of a radio engineer whereupon he served in the Russian armed forces. From 1996 to 2000 Mr. Baklykov worked for the Technical Centre of the Russian Trade System (RTS), Russia's main stock exchange site. Before coming to Rostelecom in 2003 he worked for CJSC TransTeleCom Company as a chief specialist and later as Head of information systems development department.

For further details please contact

Rostelecom IR&PR Team
Tel.: +7 095 973 9920
Fax: +7 095 973 9977
E-mail: rostelecom@rostelecom.ru